SPECIALTY CONTRACTORS, INC.
1541 E. I-30
Rockwall, Texas 75087

August 10, 2010

Ms. Pamela Long
Mr. Ernest Greene
Ms. Lisa Haynes

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Specialty Contractors, Inc.
Registration Statement on Form S-1
Filed April 14, 2010
File No. 333-166057

Dear Ms. Long, Mr. Greene and Ms. Haynes:

Following are responses to your comment letter dated May 10, 2010.

FRONT COVER PAGE OF THE REGISTRATION STATEMENT

1.     Question

           Please provide the disclosure required by items 101(e)(1), (e)(2) and (e)(3) of regulation S-K.

        Response

          A paragraph explaining the required disclosures has been added to the Prospectus Summary page of the Form S-1

2.     Question

Please revise the cover page to provide it in the exact form required by Form S-1. Please also review the headings and item numbers throughout your filing and revise to conform to the requirements of Form S-1. In this regard, we note that many of the references are to older versions of Commission forms.

        Response

We have revised the cover page to make it in the exact form required by Form S-1 and have changed the headings and Item numbers throughout the S-1 to conform to the newest version of the Form S-1 requirements.

3.     Question

Please revise the fee table to indicate the specific provision of Rule 457 of Regulation C that you relied upon to calculate the registration fee.

        Response

The fee table has been revised to include the reference to Rule 457(o) which was relied upon to calculate the fee.

4.     Question

We note the disclosure in footnote (1) to the fee table that you have "estimated" the proposed offering price per share. Please advise us as to the meaning of this statement, as it appears you are offering the registered shares at that price.

        Response

We have removed the reference to "estimated" since that is not applicable in our situation.

COVER PAGE OF PROSPECTUS

5.     Question

Please add the prospectus "subject to completion" legend pursuant to Item 501(b)(10) of Regulation S-K.

        Response

We have added the "Subject to Completion" legend pursuant to Item (b)(10) of Regulation S-K.

6.     Question

Please revise the second sentence of the cover page and the first sentence after "The Offering" in the prospectus summary section on page 2 to clearly state that the common stock will be sold by your officer and director on behalf of the company.

        Response

The second sentence of the cover page and the first sentence after "The Offering" in the Prospectus Summary have been revised to clearly state that the common stock will be sold by out sole officer and director on behalf of the Company.

7.     Question

We note the statement in the third sentence of the first paragraph that the offering price was determined arbitrarily. We also note the related risk factor on page 5. Please revise to clearly disclose under an appropriately titled heading in the body of the prospectus how the offering price was determined. Refer to item 505(a) of Regulation S-K. In responding to this comment, please clearly explain the factors that have increased the price per share from $0.10 in November 2009 to $0.75 per share in connection with this offering.

        Response

We have added a section titled "Determination of Offering Price" and included factors that caused us to increase the price from $0.10 in November 2009 to $0.75 as of the date of this offering.

PROSPECTUS PAGE 2

8.     Question

Please include your address and telephone number in the section titled Prospectus Summary pursuant to Item 503(b) of Regulation S-K.

        Response

We have included our address and telephone number pursuant to Item (b) of Regulation S-K.

9.     Question

We note disclosure that "officers, directors and their affiliates will not be able to purchase shares in this offering." please revise to make this consistent with disclosure in the last sentence of the second paragraph on page 8 which states that "officers, directors and affiliates may purchase shares in this offering, but only up to five percent of the total amount sold."

        Response

We have revised the section on page 8 titled Plan of Distribution, to read "officers, directors and affilates may not purchase shares in the offering", to be consistent with the Prospectus Summary section.

GENERAL

10.     Question

Please add risk factors on the following:

- Your sole officer has no experience leading a public company and no experience in your company's industry;

- The risks of being a public company, including compliance costs

- Industry risks

- Two of your customers accounted for 100% of your revenues; and

- The manner in which you will hold the subscriber funds until the minimum offering amount is achieved.

        Response

We have added risks factors for the following:

- Your sole officer has no experience leading a public company and no experience in your company's industry;

- The risks of being a public company, including compliance costs

- Industry risks; and

- The manner in which you will hold the subscriber funds until the minimum offering amount is achieved.

We did not add a risk factor for:

- Two of your customers accounted for 100% of your revenues.

We did not add a risk factor for this because our customers are generally not repeat customers so if we lost those customers, it would not affect our ongoing business, and therefore, not a risk.

11.    Question

Please move the risk factor disclosing your going concern opinion to the front of the risk factors section.

        Response

We have moved the risk factor disclosing our going concern opinion to the front of the risk factors section.

WE RELY ON OUR SOLE OFFICER... page 3

12.    Question

We not disclosure that you have one officer. However, we note disclosure of "officers" throughout the registration statement including in the risk factor "Our sole officer will retain control..." which discloses in the second sentence "...our two officers..." Please revise the registration statement to consistently disclose that you have one officer.

        Response

We have corrected our reference to "officers" and where applicable, replaced those references with "sole officer" or "officer".

OUR AUDIT REPORT FROM OUR AUDITOR page 6

13.   Question

Please advise us as to the meaning of the qualification "if true" in this subheading.

        Response

The words "if true" have been changed to "if we ceased to be able to continue operations" to make the statement clear.

The sentence now reads:

"Our audit report from our auditors discloses in Note 9 to our financial statements that there is substantial doubt as to our ability to continue as a going concern, which, if we ceased to be able to continue operations, could result in your investment becoming worth considerably less than the offering price, or possibly even causing it to become worthless."

DILUTION page 6

14.    Question

You indicate that projected book value per share is equal to total assets, less liabilities, divided by the number of shares of common stock outstanding. You disclose that after giving effect to the sale of common stock offered in this offering and the receipt and application of the estimated net proceeds, your projected book value as of December 31, 2009 would be $74,252 or $0.01 per share, if the minimum is sold, $299,252 or $0.04 per share, if the midpoint amount is sold and $552,252 or $0.08 per share, if the maximum is sold. Please revise your disclosure to more clearly explain how you determined the projected book value after giving effect to the sale of common stock and the receipt and application of the estimated net proceeds that you disclose on page 9. Please also revise to clarify how the projected book values you disclose on page 6 correspond to the pro forma capitalization you disclose on page 19.

        Response

We note your comment and have amended our disclosures.

The book value of our common stock as of March 31, 2010 was negative $17,620 or $0.00 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.  Our projected book value after giving effect to the sale of common stock and the receipt and application of the estimated net proceeds is calculated by calculating our book value at a point in time, which in this case is March 31, 2010.  We then add the net proceeds which if the minimum is sold, generates a positive book value of $33,111 which is equivalent to our net proceeds (90,000 shares at $0.75 equals $67,500, less offering costs of $16,769, netting to $50,731) added to the current book value of negative $17,620; $209,611 or $0.03 per share, if the midpoint amount is sold, an increase of $227,231; and $511,111 or $0.07 per share, if the maximum is sold, an increase of $528,731.

We have also clarified the projected book value disclosure on page 6 and the pro forma capitalization table on page 9 to be consistent.

15.    Question

On page 6 you indicate that your projected book value as of December 31, 2009 would be $229,252 or $0.04 per share if the midpoint amount is sold. Please revise your table on page 7 to reflect that the projected book value after this offering would be $0.04 for the midpoint amount rather than $0.00

        Response

We note your comment and have amended our table on page 7 to agree with the information on page 6 and have updated for March 31, 2010 numbers.

DESCRIPTION OF BUSINESS page 10

16.    Question

Please explain your corporate structure. In this regard, we note the disclosure in your financial statements regarding a subsidiary.

        Response

Specialty Contractors, Inc. has one subsidiary, Texas Deco Pierre, Inc. This subsidiary runs all of our day-to-day operations and accounts for all of our revenue.  This information has been added and elaborated on in the Description of Business section of the S-1.

17.    Question

We note that the disclosure here and throughout your prospectus describes the status of the development of your website at different stages. Please revise to clearly explain the current status of your website and your plans for developing your website.

        Response

We have updated our disclosure in the Description of Business section to more accurately describe our website's under construction status and our future plans for developing the website.

18.    Question

The disclosure in this section describes the plans for expanding your business. However, it does not describe in sufficient detail your current business. Please revise to clearly and specifically explain your current business and how you intend to expand your business. In responding to this comment, please clearly explain the manner in which you currently operate your business and whether that will change as you expand. In this regard, we note the disclosure in the fifth paragraph regarding the use of contractors.

        Response

We note your comment and have expanded our disclosure to clearly explain our current business and how we plan to expand it. Please also reference the Plan of Operations and MANAGEMENT'S DISCUSSION AND PLAN OF OPERATIONS.

19.    Question

We note the disclosure of your products and services. Please describe the amount of your work devoted to outdoor kitchen design and build, outdoor grill patios and accessories, retaining walls, garden structures and in supplying outdoor appliances.

        Response

Our work so far has been limited to exterior wall applications and exterior surface coating. Part of our plan for expansion includes the sales of outdoor products. This has been updated and clarified in the Description of Business section of the S-1.

20.    Question

Please identify your target market, the economic conditions of that market and your prospects for growth in the current economy, where outdoor kitchens could be considered a "luxury" item.

        Response

Our target market is any property owner with interest in updating their exterior. While outdoor kitchens could be considered a luxury item, currently none of our business is based on sales of these types of items. This has been expounded upon in the Description of Business section.

21.    Question

Please describe in greater detail the amount of your business that currently is design versus construction related, and whether that proportion will change as your expand your business as described in the prospectus.

        Response

We are currently generating revenue exclusively through construction projects. The company expects that the proportion of sales, construction versus design, will change as we execute our plan of operations.

22.    Question

We note disclosure of your typical backlog. Please advise us as to the basis for the use of the term "typical" in light of the fact that two customers accounted for 100% of your revenues. Please also disclose the dollar amount of backlog ordered believed to be firm, as of a recent date, together with an indication of the portion not reasonably expected to be filled within the current fiscal year.

        Response

The term "typical" has been removed and additional clarification has been added re: backlog in the Business Description section.

23.    Question

We note the disclosure on page 12 that references your "growth". Please explain the basis for this statement.

        Response

We have removed the term "growth" as it was not applicable to this section.

MANAGEMENT'S DISCUSSION AND PLAN OF OPERATIONS

GENERAL

24.    Question

Please include a critical accounting estimates section to address the following areas:

- Types of assumptions underlying the most significant and subjective estimates;

- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described

- If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

- If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation; and

- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you should also explain that effect.

Refer to SEC releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

        Response

We have included a section to address critical accounting estimates.

The Company does not have any critical accounting policies that have material levels of subjectivity and judgment necessary to account for highly uncertain matters.  There are no known trends, demands, commitments, events or uncertainties that the company is aware of that are reasonably likely to occur and materially affect the Company’s position

FINANCING NEEDS page 14

25.    Question

You indicate that your cash flows from inception have not been adequate to support on-going operations. Please expand your discussion to follow the guidance in SEC codification of financial reporting policies section 607.02, Uncertainty About an Entity's Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

- How you will support your business if this offering is not successful;

- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

- Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented;

- A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations; and

- Management's plans (including relevant prospective financial information).

        Response

We note your comment and have expanded the financing section to comply with the SEC Codification of Financial Reporting Policies, Section 607.02, Uncertainty About an Entity’s Continued Existence.

DESCRIPTION OF PROPERTY page 14

26.    Question

We note disclosure on page 14 that your corporate facilities are leased on a month to month basis for $500 per month. However, Note 6 discloses that you lease space through June 2011 at $350 per month. Please revise to make the disclosures consistent or advise.

        Response

We have revised our disclosures as we rent our warehouse space on a month-to-month basis.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES page 14

27.    Question

Please provide director independence information pursuant to Item 402(n) of Regulation S-K.

        Response

We have provided director independence information pursuant to Item 407(a) of Regulation S-K.

RENUMERATION OF DIRECTORS AND OFFICERS, page 15

28.    Question

Please revise to include the summary compensation table pursuant to Item 402(n) of Regulation S-K.

        Response

We have included the summary compensation table pursuant to 402(n) of Regulation S-K.

29.    Question

Please disclose whether you compensate your director for his services as a director: If so, please provide the director compensation table pursuant to Item 402(r) of Regulation S-K.

        Response

We have disclosed that we do not compensate our director for his services as a director.

30.    Question

We note that you issued shares to Mr. Bartlett in 2009 for services rendered. Please revise to include the value of these shares in his compensation for 2009. Please also revise to clearly explain the services performed in consideration for these shares.

        Response

We have included the value of these shares in the compensation table for Mr. Bartlett. Additionally, we have explained the services performed in consideration for these shares.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS, page 16

31.    Question

Please disclose the information required by Item 404(c) of regulation S-K. Please also identify all other registration statements of companies for which your sole officer and director may have acted as a promoter, or in which he has a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your sole officer and director and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission

        Response

We have included this statement in TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS:

"Our sole officer and director has not acted as a promoter for any company filing a registration statement, and he has no direct or indirect relationships with companies that have filed registration statements. Accordingly, there are no companies or affiliates in which our sole officer and director has a direct or indirect interest in."

PRINCIPAL SHAREHOLDERS page 16

32.    Question

It appears that CGC Ventures owns 400,000 shares of common stock. In this regard, we note the disclosure under "Item 4" on page II-3. Please revise to provide the information required by Item 403 of Regulation S-K with respect to these shares.

        Response

CGC Ventures owns 100,000 shares. The other 300,000 were issued to an investor, SFFLP. This has been clarified under "Item 4" on page II-3.

SECURITIES BEING OFFERED, page 17

33.    Question

Please disclose the number of outstanding shares of common stock as of the most recent practicable date.

        Response

We have disclosed the number of shares outstanding as of the most practicable recent date.

34.    Question

Please disclose the information required by Items 201(a)(2) and 201(b) of Regulation S-K

        Response

We have disclosed the information required by Items 201(a)(2) and 201(b) of Regulation S-K.

CAPITALIZATION page 18

35.    Question

You disclose that your capitalization is presented on an actual basis, and a pro forma basis to give effect to the net proceeds from the sale of the minimum, midpoint, and maximum number of shares sold. However, it appears that on your pro forma capitalization calculations are based upon gross proceeds instead of net proceeds. Please revise your capitalization table accordingly.

        Response

We note your comment and have revised our capitalization calculations based on net proceeds.

FINANCIAL STATEMENTS

GENERAL

36.    Question

Please note the updating requirements of Rule 8-02 of Regulation S-X.

        Response

We have noted the updating requirements of Rule 8-02 of Regulation S-X and updated the financial statements and footnotes accordingly.

BALANCE SHEET page F-2

37.    Question

Since you have disclosed that you are a development stage company, please revise your balance sheet to include descriptive captions such as "deficit accumulated during the development stage." Refer to FASB ASC 915-210-45-1.

        Response

We have updated our disclosures and removed the reference to "development stage" and replaced with start up operation. We believe we are not a development stage company as defined by ASC 915-205-20. We have already begun operations and have revenues. Therefore, we have not revised our financial statement and disclosures to the financial statements as required by ASC 915-215-45-1.

STATEMENT OF CASH FLOWS, page F-4

38.    Question

On page F-9, you disclosed that you issued common stock for services. Please revise your statement of cash flows to include your non-cash investing and financing activities as required by FASB ASC 230-10-50-3.

        Response

We have revised our statement of cash flows to include our non-cash investing and financing activities as required by FASB ASC 230-10-50-3.

STATEMENT OF STOCKHOLDERS' EQUITY, page F-5

39.    Question

Since you have disclosed that you are a development stage company, please revise your statement of stockholders' equity to include the disclosures required by FASB ASC 915-215-45-1. FASB ASC 915 requires that for each issuance, your statement of stockholders' equity should include the date and number of stock, warrants, rights or other equity securities issued, the per share dollar amounts assigned to the consideration received and the nature of the consideration received.

        Response

We have updated our disclosures and removed the reference to "development stage" and replaced with start up operation. We believe we are not a development stage company as defined by ASC 915-205-20. We have already begun operations and have revenues. Therefore, we have not revised our financial statement and disclosures to the financial statements as required by ASC 915-215-45-1.

NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES, page F-6

GENERAL

40.    Question

On page 10, you disclose that you are a development stage company as defined by ASC topic 810-10-20. FASB ASC 810 relates to fair value measurements and disclosures. Please correct your disclosure to refer to SFAS ASC 915 regarding development stage entities. Please also revise your notes to the financial statements to disclose that you are a development stage company.

        Response

We have updated our disclosures and removed the reference to "development stage" and replaced with start up operation. We believe we are not a development stage company as defined by ASC 915-205-20. We have already begun operations and have revenues. Therefore, we have not revised our financial statement and disclosures to the financial statements as required by ASC 915-215-45-1.

41.    Question

Please disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

        Response

We note your comment and have disclosed our policy for shipping and handling costs.  All product is sold FOB destination so the Company does not charge additional fees for shipping and handling.

42.    Question

Please disclose your accounting policy for advertising. Refer to FASB ASC 720-35-50-1.

        Response

We note your comment and have disclosed our policy for advertising costs.   Advertising costs are expensed when incurred.  The Company’s advertising costs for the three months ended March 31, 2010 were $1,000 and for the period November 23, 2009 (inception) to March 31, 2010 were $4,461.

BASIS OF ACCOUNTING AND CONSOLIDATION, page F-6

43.    Question

You disclose that you have one subsidiary and all intercompany balances and transactions are eliminated in consolidation. However, you also disclose that investments in subsidiaries are reported using the equity method. Please advise or revise your filing accordingly.

        Response

We note your comment and have revised our disclosure.  The Company prepares its financial statements on the accrual basis of accounting.  All intercompany balance and transactions are eliminated.  Investments in subsidiaries are reported using the consolidation method.

REVENUE RECOGNITION, page F-7

44.    Question

Your company has only been in operations since November 2009 and appears to have a limited operating history on which to estimate total project costs. Please tell us how you considered the provisions of FASB ASC 605-35-25 in determining that the percentage-of-completion method of accounting was the most appropriate revenue recognition method for your business. Your response should address all factors considered including but not limited to management's experience with estimating construction costs, the average time period involved to complete a project, and a description of the types of projects you typically are hired for (e.g. fixed price, time and materials, etc.). Please also revise your filing to disclose your accounting policies for precontract costs, approved and unapproved change orders, and claims.

        Response

We reviewed the provisions of FASB ASC 605-35-25 in determining the percentage-of-completion method when accounting for the in-progress projects and revenue recognition.  As we had no operating history, our officer has remodeling experience and is able to estimate based on prior experience.  We were able to compare this analysis after the year-end when we had actual numbers calculated.  In completing this analysis we determined that there were $5,745 of Billings in Excess of Cost at December 31, 2009.  At March 31, 2010 all projects were complete and there were no billings in excess of cost to be calculated.

Pre-contract costs: All pre-contract costs are expensed in the period  incurred.  Once a contract is signed then any costs associated with the project are included in the quote and accounted for under the completion of contract method as discussed above.

Change orders: Change orders are approved by the President and the project quote is updated in the same period so that the completion of contract calculation is up-to-date and accurately reflects current figures.

Claims: The Company has no claim history since inception (November 23, 2009). The Company’s proposed policy is to revue on a case-by-case basis and to resolve prior to final payment by the customer so as not to impact a project once full payment has been received.

COST OF GOODS SOLD, page F-8

45.    Question

Please disclose whether you allocate a portion of your depreciation and amortization to cost of sales. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B. If depreciation and amortization are not allocated to cost of sales, please remove the gross profit subtotal from the filing. In addition, please ensure that your disclosures throughout the filing relating to the cost of sales indicate that it is exclusive of depreciation and amortization.

        Response

Depreciation is included with cost of goods sold in the accompanying statement of operations and calculated by using the straight-line method for financial reporting.

Depreciation as of December 31, 2009 was immaterial.

NOTE 2 - FIXED ASSETS page F-9

46.    Question

Please revise your table to disaggregate the significant components of your gross property and equipment balances to provide greater detail about the types of fixed assets you hold and the depreciable lives associated with each type of fixed asset.

        Response

We note your comment and have split our fixed assets in footnote 2 into the components; 1) Trailers and 2) Construction Equipment.

NOTE 3 - LINE OF CREDIT page F-9

47.    Question

Please disclose whether your line of credit has any financial covenants. If your line of credit has financial covenants, please disclose whether you were in compliance with your financial covenants as of December 31, 2009.

        Response

We note your comment and have included the disclosure that the line-of-credit does not have any financial covenants.

UNDERTAKINGS, page II-2

48.    Question

Please revise the undertakings provide them in the exact form required by Item 512 of Regulation S-K. For example, there is no reference to "small business issuer" in Item 512 of Regulation S-K.

        Response

The undertakings have been revised to be in the exact form required by Item 512 of Regulation S-K, including, but not limited to, any reference to "small business issuer".

49.    Question

Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

        Response

The undertaking required by Item 512 (a)(5)(ii) of Regulation S-K has been added.

SIGNATURES page II-4

50.    Question

Please revise to include the signatures, including the introductory paragraphs, in the exact form required by Form S-1.

        Response

We have revised the Signatures section to include the signatures, including the introductory paragraphs, in the exact form required by Form S-1.

EXHIBITS, page II-5

51.    Question

We note the disclosure of your subsidiary Texas Deco Pierre on page F-6. Please file as an exhibit to the registration statement the information required Item 601(b)(21) of Regulation S-K

        Response

We have filed as an exhibit to the registration statement the information required by Item 601(b)(21) of Regulation S-K.

52.    Question

We note the disclosure of the line of credit and related pledge with GCG Ventures on page F-9. Please file these documents as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

        Response

We have included the revolving credit arrangement with CGC Ventures as an Exhibit.

53.    Question

Please revise your exhibit numbers to conform to the requirements of Item 601 of Regulation S-K. In this regard, we note that many of the exhibit number references refer to older versions of Commission forms. For example, your auditor consent should be filed as exhibit 23.1 and your legal opinion should be filed as exhibit 5.1.

        Response

We have revised our exhibit numbers to conform to Item 601 of Regulation S-K.

Please contact me with any further questions or clarification on the answers above,

Sincerely,

/s/  Charles Bartlett
Charles Bartlett
President